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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                            (Amendment No.   1    )*
                                           -------



                          Penn Treaty American Corp.
--------------------------------------------------------------------------------
                               (Name of Issuer)


             Penn Treaty American Corp., Common Stock par value .1
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   707874103
                            ----------------------
                                   (CUSIP Number)

Check the following box if a legal fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-17).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 8 pages

---------------------------                       ------------------------------
CUSIP NO. 707874103                   13G             Page  2   of  5    Pages
---------------------------                       ------------------------------

--------------------------------------------------------------------------------
1      Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       Emerald Advisers, Inc.
--------------------------------------------------------------------------------
2      Check the Appropriate Box if a Member of a Group*
                                                          (a) [_]

                                                          (b) [_]
--------------------------------------------------------------------------------
3      SEC Use Only

--------------------------------------------------------------------------------
4      Citizenship or Place of Organization

       Pennsylvania
--------------------------------------------------------------------------------
                             5  Sole Voting Power


                                92,400
                           -----------------------------------------------------
Number of Shares             6  Shared Voting Power
Beneficially
Owned by Each
Reporting Person
With                            0
                           -----------------------------------------------------
                             7  Sole Dispositive Power

                                190,800
                           -----------------------------------------------------
                             8  Shared Dispositive Power

                                0
--------------------------------------------------------------------------------
9      Aggregate Amount Beneficially Owned by Each
       Reporting Person

       190,800
--------------------------------------------------------------------------------
10     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

--------------------------------------------------------------------------------
11     Percent of Class Represented by Amount in Row 9
       2.5% *

       [* This amendment is filed in order to correct the percent of class owned which was miscalculated and stated incorrectly in the original Schedule 13G as exceeding five percent. A Schedule 13G was never required to be filed initially. The correct percent of class is 2.5%.]
--------------------------------------------------------------------------------
12     Type of Reporting Person*
       IA
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Schedule 13G - Amendment No. 1                            Page 3 of 5
Emerald Advisers, Inc.

Item 1.

     (a)     The name of the issuer is Penn Treaty American Corp.

     (b) The address of issuer's principal executive offices is 3440 Lehigh Street, Allentown, PA 18103

Item 2.

     (a)     The name of the person filing is Emerald Advisers, Inc.

     (b) The principal business office of the person filing is 1857 William Penn Way, Lancaster, Pennsylvania 17601

     (c)     The state of organization is Pennsylvania

     (d)     The title of the class of security is common stock par value .1

     (e)     The CUSIP number is 707874103

Item 3.

     (e) The person filing is an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.


Item 4.

     (a)     The amount beneficially owned is 190,800.

     (b)     The percent of class is 2.5% *

* This amendment is filed in order to correct the percent of class owned which was miscalculated and stated incorrectly in the original Schedule 13G as exceeding five percent. A Schedule 13G was never required to be filed initially. The correct percent of class owned is 2.5%.

     (c)(i) The number of shares as to which Emerald Advisers, Inc. has sole voting power is 92,400.

     (c)(ii) The number of shares as to which Emerald Advisers, Inc. has shared voting power is 0.

Schedule 13G - Amendment No. 1                            Page 4 of 5
Emerald Advisers, Inc.


     (c)(iii) The number of shares as to which Emerald Advisers, Inc. has sole dispositive power is 190,800.

     (c)(iv) The number of shares as to which Emerald Advisers, Inc. holds shared dispositive power is 0.


Item 5.

     [X] As of the date hereof, Emerald Advisers, Inc. has ceased to be the beneficial owner of more than five percent of the class of securities. *

* This amendment is filed in order to correct the percent of class owned which was miscalculated and stated incorrectly in the original Schedule 13G as exceeding five percent. A Schedule 13G was never required to be filed initially. The correct percent of class owned is 2.5%. Emerald Advisers, Inc. was never the beneficial owner of more than five percent of the class of securities.

Item 6.

     Other persons have the right to receive and/or the power to direct the receipt of dividends from, and the proceeds from the sale of, such securities. Of these persons, no person has the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of such securities.

Item 7.

     Not applicable.

Item 8.

     Not applicable.

Item 9.

     Not applicable.

Schedule 13G - Amendment No. 1                            Page 5 of 5
Emerald Advisers, Inc.


Item 10.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        -------------------------------------
                                                   Date

                                        -------------------------------------
                                                   Signature

                                         Scott L. Rehr, Senior Vice President